TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on December 14, 2001

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HARRIS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**34-0276860** (I.R.S. Employer Identification No.)
1025 West NASA Boulevard **Melbourne, Florida** (Address of Principal Executive Offices)	**32919** (Zip Code)

HARRIS CORPORATION RETIREMENT PLAN
(Full title of the plan)

Scott T. Mikuen
Vice President – Counsel,
Corporate & Commercial Operations, Assistant Secretary
HARRIS CORPORATION
1025 West NASA Boulevard
Melbourne, Florida 32919
(Name and address of agent for service)

(321) 727-9100
(Telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock, par value $1 per share	1,500,000	$30.85	$46,275,000	$11,060.00
Preferred Stock Purchase Rights (3)	1,500,000	N/A	N/A	N/A

(1)   Pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement also covers an indeterminate number of additional securities that may be offered or issued as a result of stock splits, stock dividends or similar transactions. In addition, pursuant to Rule 416(c) under the Securities Act of 1933, as amended, this Registration Statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.

(2)   Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(h)(1) under the Securities Act of 1933, as amended. The fee is based on the average of the high and low prices of the Registrant's Common Stock, as reported on the New York Stock Exchange on December 12, 2001.

(3)   The Preferred Stock Purchase Rights are attached to and trade with the Registrant's Common Stock. The value attributable to such Rights, if any, is reflected in the market price of the Common Stock and the registration fee for the Rights is included in the fee for the Common Stock.

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.*

**Item 2. Registrant Information and Employee Plan
        Annual Plan Information.***

*   Information required by Part I to be contained in a prospectus meeting the requirements of Section 10(a) of the Securities Act of 1933, as amended (the "Securities Act"), is not required to be filed with the Securities and Exchange Commission (the "Commission") and is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act and the explanatory note to Part I of Form S-8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

    The following documents previously filed by Harris Corporation, a Delaware corporation (Exchange Act File No. 1-3863) ("Harris" or the "Registrant"), with the Commission, are incorporated herein by reference and made a part hereof:

1.   The Registrant's Annual Report on Form 10-K for the fiscal year ended June 29, 2001, filed with the Commission on August 31, 2001;

2.   The Harris Corporation Retirement Plan's Annual Report on Form 11-K for the fiscal year ended June 30, 2000, filed with the Commission on December 15, 2000;

3.   The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2001, filed with the Commission on November 6, 2001;

4.   The description of the Registrant's Common Stock set forth in the Registrant's Registration Statements filed pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any amendment or report filed for the purpose of updating such description;

5.   The description of the Registrant's Common Stock set forth under the caption "Description of Securities" in the Registrant's Registration Statement on Form S-8 (File No. 333-49006), filed with the Commission on October 31, 2000; and

6.   The description of the Registrant's Preferred Stock Purchase Rights set forth in Item 1 of the Registrant's Registration Statement on Form 8-A filed with the Commission on December 6, 1996.

    All documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act and all Reports on Form 11-K filed regarding the Harris Corporation Retirement Plan (the "Plan") after the date of this Registration Statement, prior to the filing of a post-effective amendment to this

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Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

The validity of the shares of the Common Stock covered by this Registration Statement will be passed upon for the Registrant by Scott T. Mikuen, Vice President – Counsel, Corporate & Commercial Operations and Assistant Secretary of the Registrant. Mr. Mikuen participates in the Plan.

Item 6. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law ("DGCL") permits a corporation to indemnify any person who was, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

A Delaware corporation may indemnify any person in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person is adjudged to be liable to the corporation in the performance of his or her duty. Where a present or former director or officer has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in the prior paragraph or in this paragraph, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.

The Registrant's By-Laws provide for indemnification of (among others) the Registrant's current and former directors and officers to the full extent permitted by law. The Registrant's By-Laws also provide that expenses (including attorneys' fees) incurred by any such person in defending actions, suits or proceedings shall be paid or reimbursed by the Registrant promptly upon demand.

As permitted by Section 102(b)(7) the DGCL, the Registrant's Restated Certificate of Incorporation provides that its directors will not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, which concerns unlawful payment of dividends, stock purchases or redemptions, or (d) for any transaction from which the director derived an improper personal benefit.

While the Restated Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate that duty. Accordingly, the Restated Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions described in the preceding paragraph apply to an officer of the Registrant only if he or she is a director of the Registrant and is acting in his or her capacity as a director, and do not apply to officers of the Registrant who are not directors.

As permitted by the DGCL, the Registrant maintains officers' and directors' liability insurance that insures against claims and liabilities (with stated exceptions) that officers and directors of the Registrant may incur in such capacities. In addition, the Registrant has entered into indemnification agreements with each of the directors and executive officers pursuant to which each director and executive officer is entitled to be indemnified to the fullest extent allowable under Delaware law.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The following exhibits are filed herewith or incorporated by reference as part of this Registration Statement:

3(a)	Restated Certificate of Incorporation of Harris Corporation (December 1995), incorporated herein by reference to Exhibit 3(i) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996.
3(b)	By-Laws of Harris Corporation as in effect December 3, 1999, incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Commission on December 6, 1999.
3(c)	Amendment to By-Laws of Harris Corporation, adopted on June 23, 2000, incorporated herein by reference to Exhibit 3(iii) to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2000.
4(a)	Stockholder Protection Rights Agreement, between the Registrant and Mellon Investor Services, L.L.C. (formerly ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, dated as of December 6, 1996, incorporated herein by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A filed with the Commission on December 6, 1996.
5	Opinion of Scott T. Mikuen, Vice President – Counsel, Corporate & Commercial Operations, Assistant Secretary of the Corporation, as to the validity of the securities registered hereby.
23(a)	Consent of Scott T. Mikuen (included in Opinion in Exhibit 5)

23(b)	Consent of Ernst & Young LLP.
23(c)	Consent of Bray, Beck & Koetter regarding the report included in the Harris Corporation Retirement Plan's Annual Report on Form 11-K for the fiscal year ended June 30, 2000.
24	Powers of Attorney (included on the signature pages of this Registration Statement)
99	Harris Corporation Retirement Plan (amended and restated effective as of April 1, 2001), incorporated herein by reference to Exhibit 10(iii) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2001, filed with the Commission on November 6, 2001.

The Registrant hereby undertakes that it will submit or has submitted the Plan subject to this Registration Statement and any amendment thereto to the Internal Revenue Service ("IRS") in a timely manner and has made or will make all changes required by the IRS as necessary in order to qualify the Plan under Section 401 of the Internal Revenue Code of 1986, as amended.

Item 9. Undertakings.

The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)   That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and the Registrant and the undersigned Plan have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melbourne, State of Florida, on December 7, 2001.

HARRIS CORPORATION

By: /s/ Bryan R. Roub
_____
Bryan R. Roub
Senior Vice President and
Chief Financial Officer

HARRIS CORPORATION RETIREMENT PLAN
By: Corporation Committee, as Plan Administrator

By: /s/ Jeffrey P. Morrill
_____
Jeffrey P. Morrill

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POWER OF ATTORNEY

KNOW TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints RICHARD L. BALLANTYNE and SCOTT T. MIKUEN, each and individually, his or her attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her in any and all capacities, to sign any and all amendments including post-effective amendments, to this Registration Statement and to file the same with the Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each such attorneys-in-fact or agents or their substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Phillip W. Farmer Phillip W. Farmer	Chairman of the Board, President and Chief Executive Officer and Director (Principal Executive Officer)	December 7, 2001
/s/ Bryan R. Roub Bryan R. Roub	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	December 7, 2001
/s/ James L. Christie James L. Christie	Vice President-Controller (Principal Accounting Officer)	December 7, 2001
/s/ Thomas A. Dattilo Thomas A. Dattilo	Director	December 7, 2001
/s/ Alfred C. DeCrane, Jr. Alfred C. DeCrane, Jr.	Director	December 7, 2001
/s/ Ralph D. DeNunzio Ralph D. DeNunzio	Director	December 7, 2001
/s/ Joseph L. Dionne Joseph L. Dionne	Director	December 7, 2001
/s/ John T. Hartley John T. Hartley	Director	December 7, 2001

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/s/ Karen Katen	Director	December 7, 2001
Karen Katen		
/s/ Stephen P. Kaufman	Director	December 7, 2001
Stephen P. Kaufman		
/s/ David B. Rickard	Director	December 7, 2001
David B. Rickard		
/s/ Gregory T. Swienton	Director	December 7, 2001
Gregory T. Swienton		
/s/ Alexander B. Trowbridge	Director	December 7, 2001
Alexander B. Trowbridge		

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INDEX TO EXHIBITS

Exhibit No.

Exhibit No.	Description
3(a)	Restated Certificate of Incorporation of Harris Corporation (December 1995), incorporated herein by reference to Exhibit 3(i) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996.
3(b)	By-Laws of Harris Corporation as in effect December 3, 1999, incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Commission on December 6, 1999.
3(c)	Amendment to By-Laws of Harris Corporation, adopted on June 23, 2000, incorporated herein by reference to Exhibit 3(iii) to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2000.
4(a)	Stockholder Protection Rights Agreement, between the Registrant and Mellon Investor Services, L.L.C. (formerly known as ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, dated as of December 6, 1996, incorporated herein by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K filed with the Commission on December 6, 1996.
5	Opinion of Scott T. Mikuen, Vice President – Counsel, Corporate & Commercial Operations, Assistant Secretary of the Corporation, as to the validity of the securities registered hereby.
23(a)	Consent of Scott T. Mikuen (included in Opinion at Exhibit 5)
23(b)	Consent of Ernst & Young LLP.
23(c)	Consent of Bray, Beck & Koetter regarding the report included in the Harris Corporation Retirement Plan's Annual Report on Form 11-K for the fiscal year ended June 30, 2000.
24	Powers of Attorney (included on the signature pages of this Registration Statement)
99	Harris Corporation Retirement Plan (amended and restated effective as of April 1, 2001), incorporated herein by reference to Exhibit 10(iii) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2001, filed with the Commission on November 6, 2001.